================================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

        TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF  1934

                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002

                        COMMISSION FILE NUMBER 000-29103

                         ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                (Translation of registrant's name into English)

                             REPUBLIC OF SINGAPORE
                (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F    X          Form 40-F
                            ----------              ----------

Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes               No     X
                            ----------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                ST ASSEMBLY TEST SERVICES LTD
                                                BY:

                                                /s/Tan Lay Koon
                                                -----------------------------
                                                Name   : Tan Lay Koon
                                                Title  : President and
                                                         Chief Executive Officer
                                                Date   : Oct 30, 2002

EARNINGS RELEASE


                    STATS REPORTS THIRD QUARTER 2002 RESULTS

        REVENUES UP 23.2% FROM PRIOR QUARTER AND UP 125.1% FROM Q3 A YEAR
                AGO, CONTINUING IMPROVEMENT IN OPERATING MARGINS

-        NET REVENUES OF $63.1 MILLION

-        LOSS PER ADS OF $0.18

SINGAPORE AND MILPITAS, CALIFORNIA, OCTOBER 30, 2002 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly) today reported financial results for the third quarter 2002 ended September 30, 2002.

"Our revenues in the third quarter increased 23.2% over the prior quarter and 125.1% over the same quarter a year ago. This is our fourth consecutive quarter of double-digit sequential revenue growth. We are pleased to achieve these results in a very difficult operating environment. We believe that our revenue growth has outpaced the industry because of our ability to offer full turnkey assembly and test solutions for our customers, and our strength in mixed signal testing and advanced packaging which specifically addresses the needs of the communications, computer peripheral and high-end digital consumer markets.

Growth in this quarter came principally from the wireless, local area networking and computer peripheral market segments.

Higher revenues, improved asset utilization and continuing cost controls led to an improvement in our operating margins. Our gross loss improved by 77.7% and our operating loss improved by 25.1% over the prior quarter.

Our investments in advanced packaging technologies continued to show good results. In the third quarter, assembly revenues from array packages increased by 51.3% over the prior quarter and contributed to 35.1% of assembly revenues.

Revenues from our test business in the third quarter continued to grow strongly and increased by 35.3% over the prior quarter and 152.6% over the same quarter a year ago. Our Taiwan subsidiary, Winstek Semiconductor Corporation ("Winstek") contributed $5.6 million in revenues or 13.5% of our test revenues. Winstek's operations have continued to expand and its revenues increased by 35.2% over the prior quarter. Our US subsidiary, FastRamp continued to increase its penetration of emerging semiconductor companies in Silicon Valley and currently has over 10 active customers.

Our cash and cash equivalents and marketable securities were $235.6 million as of September 30, 2002. We believe we have one of the strongest balance sheets in our industry and this has given comfort to our customers that we will be able to support their needs going forward," said Tan Lay Koon, President and Chief Executive Officer.

HIGHLIGHTS OF THIRD QUARTER PERFORMANCE

Net revenues in the third quarter were $63.1 million, an increase of 125.1% over the same quarter a year ago and 23.2% sequentially over second quarter 2002. The increase in net revenues was due to an increase in unit shipments in both test and assembly and higher average selling prices. A net loss of $17.6 million was recorded for the third quarter compared to a net loss of $32.3 million for the same quarter a year ago, and a net loss of $21.6 million in the second quarter.

Diluted loss per ADS and diluted loss per ordinary share for the third quarter were $0.18 and $0.02 respectively compared to a diluted loss of $0.33 per ADS and $0.03 per ordinary share in the corresponding period in 2001. Diluted loss per ADS and diluted loss per ordinary share were $0.22 and $0.02, respectively in the second quarter.

For the third quarter, net revenues from assembly business were $28.5 million or 45.2% of revenues, and net revenues from test business were $34.6 million or 54.8% of revenues.

Gross loss for the third quarter was $2.0 million or a gross margin of negative 3.1% compared to gross loss of $22.0 million or gross margin of negative 78.3% in the same quarter a year ago. Gross loss in the third quarter improved from the gross loss of $8.8 million or a gross margin of negative 17.1% in second quarter due to higher net revenues, and higher asset utilization.

Depreciation expense and cost of leasing production equipment in the third quarter increased marginally to $30.9 million or 49.0 % of net revenues, compared to $29.2 million or 56.9% of revenues in the second quarter.

Third quarter operating expenses, were $14.6 million or 23.2% of net revenues compared to $13.4 million or 26.1% of net revenues in the second quarter 2002. Operating expenses in this quarter were higher than the $11.8 million in the corresponding quarter a year ago due to higher selling, general and administrative expenses and research and development expenses.

Selling, general and administrative expenses, which included stock-based compensation charges, were $9.2 million or 14.6% of net revenues compared to $8.8 million or 17.2% of revenues in the second quarter and $7.9 million or 28.3% of revenues in the corresponding quarter a year ago. Selling, general and administrative expenses were higher in this quarter compared to the same quarter a year ago due principally to the inclusion in our compensation expense of a payment of $1.0 million by our controlling shareholder, Singapore Technologies Pte Ltd, to Tan Bock Seng, our former Chairman and Chief Executive Officer, which did not involve any cash outlay from us, and increased expenses associated with higher volumes.

Research and development expenses were $5.0 million during the quarter, or 7.9% of net revenues compared to $4.5 million or 8.8% of revenues in second quarter 2002. Research and development expenses in this quarter were higher than the $3.8 million in the corresponding quarter a year ago due to increased investments in advanced packaging development.

Net interest expense in this quarter was $1.8 million compared to the $1.2 million in net interest income in the same quarter a year earlier due to lower interest income resulting from lower interest rates in this quarter for cash deposits and marketable debt securities and higher interest expense from the fixed interest convertible notes offering in March 2002.

UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in third quarter increased by 121.1% over the same quarter a year ago, and increased 27.5% sequentially. Unit shipments in our assembly business increased by 67.6% over the same quarter a year ago, and 3.1% sequentially.

In this quarter, the average selling prices (ASPs) for the test business increased by 2.1% compared to second quarter due principally to product mix changes. In the assembly business, ASPs for this quarter increased by 10.2% from the prior quarter also principally due to changes in product mix, in particular increased shipments of advanced packages which have higher ASPs.

Once again, reflecting our strength in mixed signal testing, mixed signal devices made up the largest share of units tested by the company during the quarter.

                      TEST REVENUES BREAKDOWN BY TESTING TYPE

                                          THREE MONTHS ENDING
                                          -------------------
                                JUNE 30, 2002              SEPTEMBER 30, 2002
                             -------------------           ------------------
TYPE OF TESTING              % OF TEST REVENUES            % OF TEST REVENUES
--------------               -------------------           ------------------
Mixed Signal                        72.9                          77.4
Digital                             26.8                          22.2
Memory                               0.3                           0.4

CAPITAL EXPENDITURES

Capital expenditures in this quarter were $18.6 million principally for the addition of peripherals, equipment upgrades and systems enhancements. Capital expenditures year-to-date were $112.4 million. As of September 30, 2002, the company had 281 testers and 569 wirebonders.

MARKET DYNAMICS

The communications segment continued to be our largest revenue contributor in this quarter and accounted for 54.7% of net revenues. Revenue contribution from the computer and consumer segments in this quarter accounted for 29.3% and 16.0% of net revenues respectively.

The United States remained our largest revenue contributor by region. Revenues from Europe increased to 6.3% of net revenues because of increased revenues from integrated device manufacturers ("IDMs").

Our customer base continued to be equally balanced between IDMs and fabless semiconductor companies.

                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                          THREE MONTHS ENDING
                                          -------------------
                                JUNE 30, 2002              SEPTEMBER 30, 2002
                             -------------------           ------------------
MARKET SEGMENT               % OF NET REVENUES*             % OF NET REVENUES
--------------               -------------------           ------------------
Communications                      53.5                          54.7
Computer                            28.5                          29.3
Consumer/Others                     18.0                          16.0

*June 2002 comparative figures have been reclassified to conform with the current quarter presentation

                          REVENUES BREAKDOWN BY REGION

                                          THREE MONTHS ENDING
                                          -------------------
                               JUNE 30, 2002               SEPTEMBER 30, 2002
                             -----------------             ------------------
REGION                       % OF NET REVENUES              % OF NET REVENUES
------                       -----------------             ------------------
United States                      82.9                           80.4
Europe                              3.3                            6.3
Asia                               13.8                           13.3

                        REVENUES BREAKDOWN BY CUSTOMER TYPE

                                         THREE MONTHS ENDING
                                         -------------------
                                JUNE 30, 2002               SEPTEMBER 30, 2002
                             ------------------            -------------------
CUSTOMER TYPE                % OF NET REVENUES              % OF NET REVENUES
Foundries                           9.7                            8.7
Fabless                            45.9                           45.4
IDMs                               44.4                           45.9




BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"Our revenue growth momentum had been very strong in the last four quarters. Despite the very challenging operating environment, in the last four consecutive quarters, we have consistently delivered double-digit sequential revenue growth, which we believe puts us among the highest in our industry.

We are also encouraged by the steady progress we are making in our operating margins and our goal of returning to profitability.

Against a backdrop of increased economic uncertainty and the threat of war, our customers have become more cautious. The seasonal pick-up in semiconductor demand also does not appear forthcoming. We therefore expect our operating environment to continue to be challenging. Consequently, based on current visibility, we expect revenues in the fourth quarter to be flat to 5% higher than the third quarter," said Tan Lay Koon.

"Aggregate utilization is expected to improve marginally in the fourth quarter from the 58% in the third quarter. We anticipate net interest expense in the fourth quarter of approximately $2.8 million due to the interest expense payable on our convertible notes. We are currently conducting a review of the future usage for our capital assets and based on our preliminary evaluation, we expect to recognize an impairment charge and pre-paid lease write-down of about $10 million to $20 million in the fourth quarter.

We are also maintaining our budgeted capital expenditures of $150 million for the full year 2002. However, in the assembly and test business, capital expenditures are incremental in nature, and we may need to adjust requirements in response to changing market conditions," added Pearlyne Wang, acting Chief Financial Officer.

HIGHLIGHTS OF THIRD QUARTER ACHIEVEMENTS

During the quarter, STATS announced the launch of Enhanced Ball Grid Array Multi-Tier (EBGA-M), a new version of its EBGA package. This new package is the latest addition to STATS' growing ball grid array product family. The EBGA-M is an attractive package option for advanced semiconductors with high I/O and staggered pads. This new package is built with multiple wire bonding zones for power, ground and signal connection. Providing up to eight substrate layers in a die-down architecture, the EBGA-M offers excellent electrical and thermal performance. It is ideal for 1mm ball pitch packaging requirements and strip line design where the signal trace sits between ground planes for enhanced electrical performance.

In August 2002, STATS was selected by Synad Technologies to test and package Mercury5G, an advanced dual band chipset for the Wireless LAN (Local Area Network) market. To meet Synad's advanced technology, STATS is providing integrated test and assembly services, including customized electrical simulation service for package design. The service includes STATS' Full-Wave Spice models, which are used to evaluate a package's electrical performance over a wide range of frequencies. These models offer a distinct advantage to Synad by allowing them to verify the electrical performance of the package prior to assembly of test parts, improving time-to-market and cost performance.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                                         FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                                         ----------------------------------------
                                                                                 2001               2002
                                                                              ----------         ----------
Net revenues .........................................................        $   28,049         $   63,143
Cost of revenues .....................................................           (50,021)           (65,102)
                                                                              ----------         ----------
Gross loss ...........................................................           (21,972)            (1,959)
                                                                              ----------         ----------

Operating expenses:
    Selling, general and administrative ..............................             7,939              9,236
    Research and development .........................................             3,816              4,983
    Others, net ......................................................                28                402
                                                                              ----------         ----------
       Total operating expenses ......................................            11,783             14,621
                                                                              ----------         ----------

Operating loss .......................................................           (33,755)           (16,580)

Other income (expense):
    Interest income (expense), net ...................................             1,161             (1,842)
    Foreign currency exchange loss ...................................              (562)            (1,260)
    Other non-operating income, net ..................................               840                525
                                                                              ----------         ----------
       Total other income (expense) ..................................             1,439             (2,577)
                                                                              ----------         ----------

Loss before income taxes .............................................           (32,316)           (19,157)
Income tax benefit (expense) .........................................              (122)             1,619
                                                                              ----------         ----------
Net loss before minority interest ....................................           (32,438)           (17,538)
Minority interest ....................................................               139                (90)
                                                                              ----------         ----------
Net loss .............................................................        $  (32,299)        $  (17,628)
                                                                              ----------         ----------

Other comprehensive income (loss):
    Unrealized gain on available-for-sale
    marketable securities ............................................                40                132
    Foreign currency translation adjustment ..........................                --             (1,102)
                                                                              ----------         ----------
Comprehensive loss ...................................................        $  (32,259)        $  (18,598)
                                                                              ==========         ==========

Basic net loss per ordinary share ....................................        $    (0.03)        $    (0.02)
Diluted net loss per ordinary share ..................................        $    (0.03)        $    (0.02)
Basic net loss per ADS ...............................................        $    (0.33)        $    (0.18)
Diluted net loss per ADS .............................................        $    (0.33)        $    (0.18)

Ordinary shares (in thousands) used in per ordinary share calculation:
  -- basic                                                                       989,608            992,073
  -- effect of dilutive options                                                       --                 --
                                                                              ----------         ----------
  -- diluted                                                                     989,608            992,073
                                                                              ==========         ==========

ADS (in thousands) used in per ADS calculation:
  -- basic                                                                        98,961             99,207
  -- effect of dilutive options                                                       --                 --
                                                                              ----------         ----------
  -- diluted                                                                      98,961             99,207
                                                                              ==========         ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                                       FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                       ---------------------------------------
                                                                                2001               2002
                                                                             ----------         ----------
Net revenues .........................................................       $  111,943         $  153,806
Cost of revenues .....................................................         (165,764)          (178,361)
                                                                             ----------         ----------
Gross loss ...........................................................          (53,821)           (24,555)
                                                                             ----------         ----------

Operating expenses:
    Selling, general and administrative ..............................           28,633             27,086
    Research and development .........................................           10,839             13,671
    Others, net ......................................................              110                551
                                                                             ----------         ----------
       Total operating expenses ......................................           39,582             41,308
                                                                             ----------         ----------

Operating loss .......................................................          (93,403)           (65,863)

Other income (expense):
    Interest income (expense), net ...................................            4,670             (3,626)
    Foreign currency exchange loss ...................................             (229)              (638)
    Other non-operating income, net ..................................            2,777              2,757
                                                                             ----------         ----------
       Total other income (expense) ..................................            7,218             (1,507)
                                                                             ----------         ----------

Loss before income taxes .............................................          (86,185)           (67,370)
Income tax benefit (expense) .........................................             (943)             1,919
                                                                             ----------         ----------
Net loss before minority interest ....................................          (87,128)           (65,451)
Minority interest ....................................................              139               (295)
                                                                             ----------         ----------
Net loss .............................................................       $  (86,989)        $  (65,746)
                                                                             ----------         ----------

Other comprehensive income (loss):
    Unrealized gain on available-for-sale
    marketable securities ............................................              109                621
Foreign currency translation adjustment ..............................               --               (342)
                                                                             ----------         ----------
Comprehensive loss ...................................................       $  (86,880)        $  (65,467)
                                                                             ==========         ==========

Basic net loss per ordinary share ....................................       $    (0.09)        $    (0.07)
Diluted net loss per ordinary share ..................................       $    (0.09)        $    (0.07)
Basic net loss per ADS ...............................................       $    (0.88)        $    (0.66)
Diluted net loss per ADS .............................................       $    (0.88)        $    (0.66)

Ordinary shares (in thousands) used in per ordinary share calculation:
--  basic                                                                       988,889            991,362
--  effect of dilutive options                                                       --                 --
                                                                             ----------         ----------
--  diluted                                                                     988,889            991,362
                                                                             ==========         ==========

ADS (in thousands) used in per ADS calculation:
--  basic                                                                        98,889             99,136
--  effect of dilutive options                                                       --                 --
                                                                             ----------         ----------
--  diluted                                                                      98,889             99,136
                                                                             ==========         ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2002
                           IN THOUSANDS OF US DOLLARS

                                                              DECEMBER 31,      SEPTEMBER 30,
                                                                 2001                2002
                                                              ----------        -------------
ASSETS
Current assets:
    Cash and cash equivalents ........................        $  115,214         $  192,790
    Accounts receivable, net .........................            25,584             46,710
    Amounts due from ST and ST affiliates ............             1,793              3,333
    Other receivables ................................             6,047              7,764
    Inventories ......................................             7,262             10,354
    Marketable securities ............................             3,680             11,136
    Prepaid expenses .................................            20,737             14,106
    Other current assets .............................             1,067              5,217
                                                              ----------         ----------
       Total current assets ..........................           181,384            291,410
Property, plant and equipment, net ...................           347,262            376,394
Marketable securities ................................            20,121             31,713
Prepaid expenses .....................................            14,486              5,811
Goodwill .............................................             1,321              1,321
Other assets .........................................            12,004             25,070
                                                              ----------         ----------
       Total Assets ..................................        $  576,578         $  731,719
                                                              ==========         ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short term borrowings ............................        $       --        $       962
    Current installments of long-term debt ...........            14,045             15,601
    Current obligations under capital leases .........             2,564              6,458
    Accounts payable .................................            13,692             11,774
    Amounts due to ST and ST affiliates ..............             2,473              1,998
    Accrued operating expenses .......................            14,684             21,009
    Other payables ...................................            23,051             32,381
    Income taxes payable .............................             1,428                890
                                                              ----------         ----------
       Total current liabilities .....................            71,937             91,073
Other non-current liabilities ........................             4,605              5,000
Obligations under capital leases .....................             7,689              6,747
Long-term debt, excluding current installments .......            14,045             10,353
Convertible notes ....................................                --            203,394
                                                              ----------         ----------
       Total liabilities .............................            98,276            316,567
Minority interests ...................................            25,507             25,485

Shareholders' equity:

Share capital ........................................           159,961            160,292
Additional paid-in capital ...........................           387,652            389,660
Accumulated other comprehensive loss .................            (9,941)            (9,662)
Retained deficit .....................................           (84,877)          (150,623)
                                                              ----------         ----------
    Total shareholders' equity .......................           452,795            389,667
                                                              ----------         ----------
    Total Liabilities and Shareholders' Equity .......        $  576,578         $  731,719
                                                              ==========         ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS

                                                                                FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                                ---------------------------------------
                                                                                       2001                 2002
                                                                                   -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ..................................................................        $   (86,989)        $   (65,746)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
     Depreciation and amortization ........................................             93,361              93,264
     Loss on sale of property, plant and equipment ........................                111                 781
     Accretion of discount on convertible notes ...........................                 --               3,394
     Deferred income taxes ................................................               (538)             (2,772)
     Non-cash compensation ................................................                 --               1,023
     Exchange loss ........................................................                218                 392
     Minority interest in income (loss) in subsidiary .....................               (139)                295
     Others ...............................................................                (37)                (81)
Changes in operating working capital:
     Accounts receivable ..................................................             33,114             (20,968)
     Amounts due from ST and ST affiliates ................................              6,724              (1,636)
     Inventories ..........................................................              7,696              (3,092)
     Other receivables, prepaid expenses and other assets .................             11,469                (516)
     Accounts payable, accrued operating expenses and other payables ......            (28,147)              2,602
     Amounts due to ST and ST affiliates ..................................               (799)               (506)
                                                                                   -----------         -----------
Net cash provided by operating activities .................................             36,044               6,434
                                                                                   -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities ...................             20,181             112,629
Purchases of marketable securities ........................................             (8,743)           (130,390)
Proceeds from maturity of short-term deposits .............................             10,000                  --
Acquisition of subsidiary, net of cash acquired ...........................              1,835                  --
Purchases of property, plant and equipment ................................            (45,789)            (89,399)
Proceeds from sale of property, plant and equipment .......................              2,186                 750
                                                                                   -----------         -----------
Net cash used in investing activities .....................................            (20,330)           (106,410)
                                                                                   -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt ..............................................             (2,443)                 --
Repayment of long-term debt ...............................................            (14,711)            (14,321)
Proceeds from issuance of convertible notes ...............................                 --             195,032
Proceeds from bank borrowings .............................................                 --              12,857
Increase in restricted cash ...............................................                 --              (9,526)
Grants received ...........................................................                 --               1,150
Capital lease payments ....................................................                 --              (8,843)
Proceeds from issuance of shares ..........................................                738               1,295
                                                                                   -----------         -----------
Net cash provided by (used in) financing activities .......................            (16,416)            177,644
                                                                                   -----------         -----------
Net increase (decrease) in cash and cash equivalents ......................               (702)             77,668
Effect of exchange rate changes on cash and cash equivalents ..............               (257)                (92)
Cash and cash equivalents at beginning of the period ......................            141,733             115,214
                                                                                   -----------         -----------
Cash and cash equivalents at end of the period ............................        $   140,774         $   192,790
                                                                                   ===========         ===========


SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
      Interest ............................................................        $     1,418         $     2,964
      Income taxes ........................................................        $     2,971         $     1,319

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)


ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS:

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations/Corporate Communications          Senior Communications Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                      Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg




US CONTACTS:

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                      Tel: (208) 672 6112, Fax: (208) 672 6132
email: daviesd@statsus.com                                    email: lavinl@statsus.com